Exhibit 7.03

FACILITY AGREEMENT

By and Among

EASTLAKE CAPITAL LIMITED

as Borrower

and

PRIMELINK INVESTMENT LIMITED

as Lender

relating to a
US$ 14,000,000 Term Loan Facility

CONTENTS

CLAUSE	PAGE

Section 1 INTERPRETATION
1. Definitions and Interpretation	1
Section 2 THE FACILITY
2. The Facility	7
3. Purpose	7
4. Conditions of Utilisation	7
Section 3 UTILISATION
5. Utilisation	9
Section 4 REPAYMENT, PREPAYMENT AND CANCELLATION
6. Repayment	10
7. Prepayment and Cancellation	10
Section 5 COSTS OF UTILISATION
8. Interest	11
Section 6 ADDITIONAL PAYMENT OBLIGATIONS
9. Tax Gross-up and Indemnities	12
10. Other Indemnities	14
11. Costs and Expenses	15
Section 7 REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT
12. Representations	16
13. Information Undertakings	18
14. General Undertakings	19
15. Events of Default	24
Section 8 CHANGES TO PARTIES
16. Changes to the Parties	27
Section 9 ADMINISTRATION
17. Payment Mechanics	28

18. Set-Off	29
19. Notices	29
20. Calculations and Certificates	30
21. Partial Invalidity	30
22. Remedies and Waivers	31
23. Amendments and Waivers	31
24. Counterparts	31
Section 10 GOVERNING LAW AND DISPUTE RESOLUTION
25. Governing Law	32
26. Enforcement	32
Schedule 1 Conditions Precedent	33
Schedule 2 Utilisation Request for the Loan	35

THIS AGREEMENT is dated 21 May 2015 and is made by and among:

(1)	EASTLAKE CAPITAL LIMITED, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands with company number 1680534 (the “Borrower”); and
(2)	PRIMELINK INVESTMENT LIMITED, a company organized and existing under the laws of the Cayman Islands (the “Lender”).

IT IS AGREED as follows:

Section 1

INTERPRETATION

1.	Definitions and Interpretation
1.1	Definitions

In this Agreement:

“Acquisition Documents” means the Contribution and Subscription Agreement and each other document designated as an “Acquisition Document” by the Lender and the Borrower.

“Agreed Form” means, with respect to any document:

(a)	substantially in the form agreed by the Borrower and the Lender prior to the date of this Agreement; or
(b)	in form and substance acceptable to the Borrower and the Lender, each acting reasonably.

“Authorisation” means:

(a)	an authorisation, consent, approval, resolution, license, exemption, filing, notarisation, lodgement or registration; or
(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without any intervention or action by such Governmental Agency.

“Availability Period” means the period from and including the date of this Agreement to and including the date falling four (4) months after the date of this Agreement.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Beijing, the British Virgin Islands, Hong Kong, Nevada and New York.

“BVI Co” means Evercharm Holdings Limited, a British Virgin Islands business company incorporated under the laws of the British Virgin Islands.

“Commitment” means US$14,000,000.

"Confidential Information" means all information relating to the Borrower, the Personal Guarantor, any member of the Offshore Group, any Subsidiary of any member of the Offshore Group, the Target, the Finance Documents or the Facility, of which the Lender becomes aware in its capacity as, or for the purpose of becoming, the Lender or which is received by the Lender in relation to, or for the purpose of becoming the Lender under, the Finance Documents or a Facility from the Personal Guarantor, the Borrower, any member of the Offshore Group or any of their advisors in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by the Lender of this Agreement; or
(b)	is identified in writing at the time of delivery as non-confidential by the Personal Guarantor, the Borrower or any of its advisers; or
(c)	is known by the Lender before the date the information is disclosed to it or is lawfully obtained by the Lender after that date, from a source which is, as far as the Lender is aware, unconnected with the Personal Guarantor, the Offshore Group or the Subsidiaries of any member of the Offshore Group and which, in either case, as far as the Lender is aware (after making due and reasonable enquiries), has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Contribution and Subscription Agreement” means the contribution and subscription agreement to be entered into on or about the date of this Agreement between, among others, the Mr. Nengbin Fang and the Parent.

“Default” means an Event of Default or any event or circumstance specified in Clause 15 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Effective Time” has the meaning set out in Section 5.5 (The Merger) of the Contribution and Subscription Agreement.

“Event of Default” means any event or circumstance specified as such in Clause 15 (Events of Default).

“Facility” means the term loan facility made available under this Agreement, as the same may be reduced, varied or cancelled in accordance with the terms of this Agreement.

"Facility Office" means the office or offices through which the Lender performs its obligations under this Agreement.

"FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;
(b)	any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or
(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

“Final Repayment Date” means the date that falls on the first (1st) anniversary of the date on which the Loan is drawn down by the Borrower in accordance with this Agreement.

“Finance Document” means this Agreement, the Share Charge, the Personal Guarantee, and any other document designated as such by the Lender and the Borrower.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;
(b)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;
(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with applicable accounting standard relevant to such entity, be treated as a finance or capital lease;
(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;
(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);
(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“Governmental Agency” means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under statute).

“Interest Rate” means ten per cent. (10%) per annum.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding of such loan, as the context may require.

“Material Adverse Effect” means a material adverse effect on:

(a)	the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole (which shall include Target and its Subsidiaries after the Effective Time);
(b)	the ability of the Borrower or any Personal Guarantor to perform his or its obligations under the applicable Finance Documents; or
(c)	the validity or enforceability of this Agreement or the rights or remedies of the Lender under the Finance Documents.

“Merger” has the meaning set out in the preamble of the Contribution and Subscription Agreement.

“Merger Closing Date” has the meaning set out in Section 5.5 (The Merger) of the Contribution and Subscription Agreement.

“Offshore Group” means the Borrower, the Parent and (after the Effective Time) the Target and BVI Co.

“Party” means a party to this Agreement.

“Parent” means Yida International Holdings Limited a British Virgin Islands business company incorporated under the laws of the British Virgin Islands.

“Personal Guarantee” means the personal guarantee executed or to be executed in the Agreed Form by the Personal Guarantors in favour of the Lender.

“Personal Guarantor” means each of Mr. Nengbin Fang, Ms. Xinya Qu and Ms. Congyi Fang.

“PRC” means the People’s Republic of China, excluding Hong Kong, Macau and Taiwan.

“Put Option” has the meaning set out in Section 6.1 (Put Right) of the Contribution and Subscription Agreement.

“Repeating Representations” means each of the representations set out in Clauses 12.1 (Status) to 12.12 (Acquisition Documents) inclusive.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Share Charge” means the charge over all shares in the Parent owned by the Borrower from time to time.

“Subscription” has the meaning set out in Section 5.2 (Subscription) of the Contribution and Subscription Agreement.

“Subsidiary” means in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation; or
(b)	more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or
(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another person if that person is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Target” means China Shengda Packaging Group Inc., a Nevada corporation.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Deduction” has the meaning given to such term in Clause 9.1 (Tax definitions).

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under the Finance Documents.

“Utilisation” means the utilisation of the Facility.

“Utilisation Date” means the date of the Utilisation, being the date on which the Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 2 (Utilisation Request ).

1.2	Construction
(a)	Unless a contrary indication appears, any reference in this Agreement to:
(i)	the “Lender”, the “Borrower”, or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;
(iii)	“including” shall be construed as “including without limitation” (and cognate expressions shall be construed similarly);
(iv)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(v)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);
(vi)	a provision of law is a reference to that provision as amended or re-enacted; and
(vii)	a time of day is a reference to Hong Kong time.
(b)	Section, Clause and Schedule headings are for ease of reference only.
(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.
(d)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.
(e)	Where this Agreement specifies an amount in a given currency (the “specified currency”) “or its equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilising The Hongkong and Shanghai Banking Corporation Limited’s spot rate of exchange for the purchase of the specified currency with that other currency at or about 11 a.m. on the relevant date, is equal to the relevant amount in the specified currency.

Section 2

THE FACILITY

2.	The Facility

Subject to the terms of this Agreement, the Lender makes available to the Borrower a U.S. Dollar term loan facility in an aggregate amount equal to the Commitment.

3.	Purpose
3.1	Purpose

The proceeds of the Facility shall be applied by the Borrower:

(a)	towards financing or procuring the payment of any amounts due under the Acquisition Documents;
(b)	towards payment of any transaction costs, taxes, stamp duties and expenses incurred by Mr. Nengbin Fang, the Borrower and the Parent under or in connection with the Acquisition Documents; and
(c)	any other purpose lawful under the laws of the State of Nevada, People’s Republic of China, and the British Virgin Islands permitted in writing by the Lender in advance.
3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	Conditions of Utilisation
4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request unless the Lender has received all of the documents and other evidence listed in and appearing to comply with the requirements of Schedule 1 (Conditions Precedent), each in form and substance satisfactory to the Lender (acting reasonably). The Lender shall notify the Borrower promptly upon receiving such documents and other evidence.

4.2	Further conditions precedent

Subject to Clause 4.1 (Initial Condition Precedent), the Lender will be obliged to comply with Clause 5.4 (Disbursement of Loan) only if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan; and
(b)	the Repeating Representations to be made by the Borrower are true in all material respects; and
(c)	A letter in the Agreed Form and signed by the authorized signatory of the Borrower that all conditions precedent to the completion of the Contribution pursuant to the Contribution and Subscription Agreement (with the exception of the concurrent closing of the Subscription) have been satisfied or waived in accordance with the terms and conditions of the Contribution and Subscription Agreement.

4.3	Number of Loans

Only one (1) Loan may be borrowed under the Facility.

Section 3

UTILISATION

5.	Utilisation
5.1	Delivery of a Utilisation Request

The Borrower may utilise the Loan by delivery to the Lender of a copy of a duly completed Utilisation Request not later than 10.00 a.m. (Hong Kong time) on the third Business Day before the proposed Utilisation Date (or such other time as the Lender may otherwise agree to in writing).

5.2	Completion of a Utilisation Request
(a)	A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless (A) the proposed Utilisation Date is a Business Day within the Availability Period and (B) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount).
(b)	Only one Loan may be requested in the Utilisation Request and the Borrower may only make one Utilisation Request.
5.3	Currency and amount
(a)	The currency specified in the Utilisation Request must be U.S. Dollars.
(b)	The amount of the proposed Loan must be an amount which is not more than the Commitment.
5.4	Disbursement of Loan

If the conditions set out in Clause 4 (Conditions of Utilisation) and 5.1 (Delivery of a Utilisation Request) to 5.3 (Currency and amount) above have been met, the Lender shall make the Loan available to the Borrower by transfer to the Borrower’s bank account specified in the Utilisation Request on the Utilisation Date.

5.5	Cancellation of Commitment

Any part of the Commitment which is unutilised shall be immediately cancelled at the end of the Availability Period.

Section 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6.	Repayment
6.1	Repayment

Subject to the provisions of Clause 7 (Prepayment and Cancellation), the Borrower shall repay the outstanding amount of the Loan, together with any interest accrued thereon, in full on the Final Repayment Date; provided, that if the Acquisition Documents shall be terminated, the Borrower shall repay any amount of the Loan that may have been drawn down within 10 (ten) Business Days after the date of termination of the Acquisition Documents.

6.2	Reborrowing

The Borrower may not reborrow any part of the Facility which is repaid.

7.	Prepayment and Cancellation

The Borrower may not prepay the whole or any part of the Loan prior to the Final Repayment Date without the Lender’s prior written consent.

Section 5

COSTS OF UTILISATION

8.	Interest
8.1	Calculation of interest

Subject to Clause 8.3 (Default interest), the rate of interest on the Loan is the Interest Rate.

8.2	Payment of interest

The Borrower shall pay accrued interest on the Loan on the Final Repayment Date; subject to prepayment in full of the Loan by the Borrower, in which case the Borrower shall pay accrued interest on the Loan on the date of such prepayment.

8.3	Default interest
(a)	If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date to the date of actual payment (both before and after judgment) at a rate of twenty per cent. (20%) per annum and shall be compounded on the last day of the month in which the due date shall fall and thereafter at three-monthly intervals.
(b)	Any interest accruing under this Clause 8.3 (Default interest) shall be immediately payable by the Borrower on demand by the Lender.

Section 6

ADDITIONAL PAYMENT OBLIGATIONS

9.	Tax Gross-up and Indemnities
9.1	Tax definitions

In this Clause 9 (Tax Gross-up and Indemnities):

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means an increased payment made by the Borrower to the Lender under Clause 9.2 (Tax gross-up) or a payment under Clause 9.3 (Tax indemnity).

9.2	Tax gross-up
(a)	All payments to be made by the Borrower to the Lender under the Finance Documents shall be made free and clear of and without any Tax Deduction unless the Borrower is required to make a Tax Deduction, in which case the sum payable by the Borrower (in respect of which such Tax Deduction is required to be made) shall be increased to the extent necessary to ensure that the Lender receives a sum net of any deduction or withholding equal to the sum which it would have received had no such Tax Deduction been made or required to be made.
(b)	The Borrower shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to it.
(c)	If the Borrower is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.
(d)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.
9.3	Tax indemnity
(a)	Without prejudice to Clause 9.2 (Tax gross-up), if the Lender is required to make any payment of or on account of Tax on or in relation to any sum received or receivable under the Finance Documents (including any sum deemed for purposes of Tax to be received or receivable by the Lender whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the Borrower shall, within three (3) Business Days of demand, promptly indemnify the Lender in respect of any loss or liability as a result of such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith, provided that this Clause 9.3 (Tax indemnity) shall not apply to:

(i)	any Tax imposed on and calculated by reference to the net income actually received or receivable by the Lender (but, for the avoidance of doubt, not including any sum deemed for purposes of Tax to be received or receivable by the Lender but not actually receivable) by the jurisdiction in which the Lender is incorporated;
(ii)	any Tax imposed on and calculated by reference to the net income of the Facility Office of the Lender actually received or receivable by the Lender (but, for the avoidance of doubt, not including any sum deemed for purposes of Tax to be received or receivable by the Lender but not actually receivable) by the jurisdiction in which its Facility Office is located; or
(iii)	to the extent a loss, liability or cost is compensated for by an increased payment under Clause 9.2 (Tax gross-up) or relates to a FATCA Deduction required to be made by a Party.
9.4	Tax credit

If the Borrower makes a Tax Payment and the Lender determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and
(b)	that Lender has obtained and utilised that Tax Credit,

the Lender shall pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Lender.

9.5	Stamp taxes

The Borrower shall:

(a)	pay all stamp duty, registration and other similar Taxes payable in respect of any Finance Document (other than in connection with any transfer of the Loan made pursuant to Clause 16 (Assignments and Transfers by the Lender); and
(b)	subject to paragraph (a) above, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability that the Lender incurs in relation to any stamp duty, registration or other similar Tax paid or payable in respect of any Finance Document.

9.6	FATCA Deduction
(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.
(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the Party to whom it is making the payment.
10.	Other Indemnities
10.1	Currency indemnity
(a)	If any sum due from the Borrower under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:
(i)	making or filing a claim or proof against the Borrower; or
(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall, as an independent obligation, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.
10.2	Other indemnities

The Borrower shall, within three (3) Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

(a)	the occurrence of any Event of Default;
(b)	any enquiry, investigation, subpoena (or similar order) or litigation with respect to the Borrower or with respect to the transactions contemplated or financed under this Agreement;

(c)	a failure by the Borrower to pay any amount due under a Finance Document on its due date or in the relevant currency; or
(d)	funding or making arrangements to fund, its participation in a Loan requested by the Borrower in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender).
11.	Costs and Expenses
11.1	Transaction costs

Each party shall pay their respective costs and expenses (including legal fees) reasonably incurred in connection with the negotiation, preparation and execution of:

(a)	this Agreement and any other documents referred to in this Agreement; and
(b)	any other Finance Documents executed after the date of this Agreement.
11.2	Amendment costs

If the Borrower requests an amendment, waiver or consent, the Borrower shall, within five (5) Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including, but not limited to, legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

11.3	Enforcement and preservation costs

The Borrower shall, within five (5) Business Days of demand, pay to the Lender the amount of all costs and expenses (including, but not limited to, legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

Section 7

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

12.	Representations

The Borrower makes the representations and warranties set out in this Clause 12 (Representations) to the Lender on the date of this Agreement.

12.1	Status
(a)	The Borrower is duly formed and validly existing and is in good standing under the laws of the British Virgin Islands.
(b)	The Borrower has the power to own its assets and carry on its business as it is being conducted.
12.2	Binding obligations

The obligations expressed to be assumed by it in each Finance Document to which it is a party are, subject to any general principles of law and equity limiting its obligations, legal, valid, binding and enforceable obligations.

12.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)	any law or regulation applicable to the Borrower;
(b)	the constitutional documents of the Borrower; and
(c)	any agreement or instrument binding upon the Borrower or any of its assets, breach of which would reasonably be expected to have a Material Adverse Effect.
12.4	Power and authority

The Borrower has the power to enter into, perform and deliver the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

12.5	Governing law and dispute resolution

Subject to any general principles of law and equity:

(a)	The choice of governing law of the Finance Documents to which the Borrower is a party will be recognised and enforced in its jurisdiction of incorporation; and
(b)	Any judgment obtained in relation to a Finance Document to which the Borrower is a party will be recognised and enforced in its jurisdiction of incorporation.

12.6	No default
(a)	No Default is continuing or would reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Finance Document or Acquisition Document.
(b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on the Borrower or any of its Subsidiaries or to which the Borrower or any of its Subsidiaries’ assets are subject, which has or would reasonably be expected to have a Material Adverse Effect.
12.7	No misleading information

All written, factual information supplied by or on behalf of the Borrower for the purposes of the Facility was true, complete and accurate in all material respects as at the date it was given and is not misleading in any material respect.

12.8	No proceedings pending or threatened
(a)	No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which would reasonably be expected to have a Material Adverse Effect have been started or threatened.
(b)	No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency arising out of or in connection with the Acquisition Documents or the Finance Documents have, to the best of its knowledge, been commenced against the Lender.
12.9	No filing or stamp taxes

Under the laws of the Borrower’s jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other Governmental Agency in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transaction contemplated by the Finance Documents.

12.10      Deduction of Tax

The Borrower is not required to make any deduction for or on account of Tax from any payment made under any Finance Document to which it is a party.

12.11	Ranking
(a)	Payment obligations of the Borrower under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

(b)	Subject to any general principles of law and equity, each Security created pursuant to the Finance Documents has or will have the ranking in priority which it is expressed to have in the relevant Finance Documents and it is not subject to any prior ranking or pari passu ranking Security, .
12.12	Acquisition Documents
(a)	The Acquisition Documents contain (or, following execution, will contain) all the terms of the Merger and remain effective.
(b)	No default under the Acquisition Documents is continuing or is reasonably likely to result from the making of the Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.
(c)	To the best of its knowledge (having made reasonable commercial inquiry), no representation or warranty given by any party to any Acquisition Document is untrue or misleading in any material respect.
12.13	Repetition

The Repeating Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of a Utilisation Request.

13.	Information Undertakings

The undertakings in this Clause 13 (Information Undertakings) remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents.

13.1	Information: miscellaneous

The Borrower shall supply to the Lender:

(a)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower or any Personal Guarantor and which would reasonably be expected to have a Material Adverse Effect; and
(b)	promptly, such further information regarding the financial condition, business and operations of the Borrower as the Lender may reasonably request, including audited or unaudited financial statements and management accounts of Parent and its Subsidiaries, taken as a group, except to the extent that disclosure of the information would breach any law, regulation, stock exchange requirement or duty of confidentiality.

13.2	Notification of default
(a)	The Borrower shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.
(b)	Promptly upon a reasonable request by the Lender, the Borrower shall supply to the Lender a certificate certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
14.	General Undertakings

The undertakings in this Clause 14 (General Undertakings) remain in force from the date of this Agreement for so long as any amount is outstanding under any Finance Document.

14.1	Authorisations
(a)	The Borrower shall promptly:
(i)	obtain, comply with and do all that is necessary to maintain in full force and effect; and
(ii)	in the case of paragraphs (A) and (B) below, supply certified copies to the Lender of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation,

(A)	to enable it to perform its obligations under the Finance Documents to which it is a party,
(B)	to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document to which it is party, and
(C)	to carry on its business where failure to do so has or would reasonably be expected to have a Material Adverse Effect.
(b)	Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3, and the filing of one or more amendments thereto, (ii) any filings or regulatory approvals in compliance with the rules and regulations of NASDAQ Capital Market and (iii) the filing of the Articles of Merger and related documentation with the Nevada Secretary of State pursuant to the Nevada Revised Statutes, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Agency is necessary for the consummation of the Merger, except where the failure to make any such filings or give such notice or to obtain such permits, authorizations, consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
14.2	Compliance with laws

The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its payment obligations under the Finance Documents.

14.3	Pari passu ranking

The Borrower shall ensure that its payment obligations under the Finance Documents rank and continue to rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

14.4	Financial Indebtedness
(a)	The Borrower shall not (and will procure that no member of the Offshore Group shall) incur or permit to subsist any Financial Indebtedness.
(b)	Paragraph (a) above does not apply to:
(i)	any Financial Indebtedness incurred pursuant to any Finance Document;
(ii)	any Financial Indebtedness of the Borrower disclosed to the Lender in Exhibit 1 hereto;
(iii)	any Financial Indebtedness incurred from any other member of the Offshore Group or any of their Subsidiaries; and
(iv)	any Financial Indebtedness incurred in its ordinary course of business.
14.5	Negative pledge

In this Clause 14.5, “Quasi-Security” means an arrangement or transaction described in paragraph (b) below.

(a)	Except with the Lender’s prior written consent, the Borrower shall not, and shall procure that no member of the Offshore Group will, create or permit to subsist any Security over any of its assets.
(b)	The Borrower shall not, and shall procure that no member of the Offshore Group will:
(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by any member of the Offshore Group;
(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;
(iii)	enter into or permit to subsist any title retention arrangement;
(iv)	enter into or permit to subsist any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(v)	enter into or permit to subsist any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.
(c)	Paragraphs (a) and (b) above do not apply to:

(i)	any netting or set-off arrangement entered into by the any member of the Offshore Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances during the normal course of conducting business operations;
(ii)	any Security or Quasi-Security created by any member of the Offshore Group or subsisting over the assets of any member of the Offshore Group that has been disclosed to the Lender in Exhibit 2 hereto;
(iii)	any payment or close out netting or set-off arrangement pursuant to any hedging transaction entered into by a member of the Offshore Group for the purpose of:
(A)	hedging any risk to which any member of the Offshore Group is exposed in its ordinary course of business; or
(B)	its interest rate or currency management operations which are carried out in the ordinary course of business and for non-speculative purposes only,

excluding, in each case, any Security or Quasi-Security under a credit support arrangement in relation to a hedging transaction;

(iv)	any lien arising by operation of law and in the ordinary course of business;
(v)	any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to a member of the Offshore Group in the ordinary course of business and on suppliers standard or usual terms and not as a result of any default or omission by any member of the Offshore Group;
(vi)	pledges of goods, the related documents of title and/or other related documents arising or created in the ordinary course of business as security for indebtedness to a bank or financial institution directly relating to the goods or documents over which that pledge exists;
(vii)	any Security or Quasi-Security resulting from the rules and regulations of any clearing system or stock exchange over shares and/or other securities held in that clearing system or stock exchange;
(viii)	any Security or Quasi-Security over bank accounts granted pursuant to the relevant account bank’s standard terms and conditions; or
(ix)	any Security or Quasi-Security created pursuant to any Finance Document.
14.6	Loans and guarantees
(a)	The Borrower shall not (and shall procure that each member of the Offshore Group does not) make any loans, grant any credit or give any guarantee or indemnity to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any person.

(b)	Paragraph (a) above does not apply to:
(i)	any guarantee by any member of the Offshore Group for the benefit of trade creditors or in connection with any contract entered into in its ordinary course of business;
(ii)	any guarantee for Taxes, assessments or charges imposed by the relevant tax authority on any member of the Offshore Group or any of their Subsidiaries which are either (i) not yet due or (ii) are being contested in good faith;
(iii)	any guarantee by any member of the Offshore Group in respect of the Financial Indebtedness incurred in the circumstances set out in paragraph (b) of Clause 14.4 (Financial Indebtedness), or any guarantee under any Finance Document;
(iv)	customary indemnities to professional advisers and consultants under their standard terms of business; or
(v)	guarantees by any member of the Offshore Group of the obligations of any other member of the Offshore Group or its Subsidiaries.
14.7	Disposals
(a)	The Borrower shall not (and shall procure that no member of the Offshore Group will), enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.
(b)	Paragraph (a) above does not apply to any sale, lease transfer or other disposal:
(i)	made in the ordinary course of business of the disposing entity;
(ii)	of assets in exchange for or to be replaced by other assets comparable or superior as to type, value and quality;
(iii)	arising under a transaction permitted by paragraph (c) of Clause 14.5 (Negative pledge);
(iv)	disposals at arm’s length and on normal commercial terms of assets no longer required for that disposing entity’s business;
(v)	disposals by any member of the Offshore Group to any other member of the Offshore Group or their Subsidiaries;
(vi)	the short term investment of funds not immediately required in that entity’s business and realization of those investments; and
(vii)	the making of a lawful distribution.

14.8	Delisting

The Borrower and Parent shall use their respective reasonable best efforts to (a) consummate the Merger within one (1) Month after the Utilisation Date, (b) delist the shares of Target from the NASDAQ National Market within one (1) Month after the Effective Time and (c) deregister the Target under the Securities Exchange Act of 1934, as amended, within one hundred and twenty (120) days after such delisting.

14.9	No restriction on share transfer

The Borrower shall ensure that the constitutional documents of itself, the Parent and, after the Effective Time, the Target do not, and are not amended or varied in a manner which, restricts or otherwise prohibits the transfer of the shares in suchentity, as the case may be, or confers any right of pre-emption, tag-along or other similar rights on any person or which could reasonably be expected to adversely affect the interests of the Lender under any Finance Document.

14.10	Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of Target and its Subsidiaries, taken as a whole, from that carried on by them at the date of this Agreement, but this shall not prevent any of the Target or any of its Subsidiaries from entering into any ancillary or related business.

14.11	Preservation of assets

The Borrower shall (and shall ensure that each of its Subsidiaries will) maintain in good working order and condition (ordinary wear and tear excepted) all of the assets necessary in the conduct of its business.

14.12	Amendments

The Borrower shall not (and shall ensure that none of its Subsidiaries will) make any material amendment to any Finance Document or Acquisition Document or vary, novate, supplement, supersede, waive or terminate any material term of a Finance Document or Acquisition Document, in each case, to which it is a party, or any other document delivered to the Lender pursuant to Clause 4.1 (Initial Conditions Precedent) in any material way, except with the prior written consent of the Lender.

14.13	Access

If an Event of Default is continuing or the Lender reasonably suspects an Event of Default is continuing or may occur, the Borrower shall ensure that each of its Subsidiaries will permit the Lender and/or accountants or other professional advisers of the Lender reasonable access during business hours and on reasonable prior notice, which shall not be less than five (5) days, at the cost of the Lender to (a) the premises, assets, books, accounts and records of each relevant entity and (b) meet and discuss matters with the relevant members of the senior management.

15.	Events of Default

Each of the events or circumstances set out in the following sub-clauses of this Clause 15 (Events of Default) (other than Clause 15.13 (Acceleration)) is an Event of Default.

15.1	Non-payment

The Borrower does not pay within three (3) Business Days of its due date any amount payable by it pursuant to a Finance Document to which it is a party at the place at and in the currency in which such amount is expressed to be payable.

15.2	Other obligations
(a)	The Borrower does not comply with any provision of the Finance Documents or any material provision of the Acquisition Documents to which it is party that would result in the termination of the Acquisition Documents (other than those referred to in Clause 15.1 (Non-payment)).
(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within ten (10) Business Days of the earlier of (i) the Lender giving notice to the Borrower of the failure to comply and (ii) the Borrower becoming aware of the failure to comply.
15.3	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Documents is incorrect or misleading in any material respect when made or deemed to be made and, if capable of remedy, such representation or statement remains incorrect or misleading in any material respect at the end of the twenty (20) day period following (i) notice thereof by the Lender to the Borrower or (ii) the Borrower becoming aware of such misrepresentation, whichever is the earlier.

15.4	Cross default
(a)	Any Financial Indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).
(b)	No Event of Default will occur under this Clause 15.4 (Cross default) if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraph (a) above is less than US$1,000,000 (or its equivalent in any other currency or currencies).

15.5	Insolvency
(a)	The Borrower is or is presumed or deemed to be unable or admits its inability to pay its debts as they fall due, suspends making payments on any of its debts or commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.
(b)	A moratorium is declared in respect of any indebtedness of the Borrower and such moratorium is not stayed or removed within thirty (30) days.
15.6	Insolvency proceedings

Any corporate action or legal proceedings is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, or liquidation of the assets of the Borrower;
(b)	the appointment of a liquidator or receiver over the assets of the Borrower; or
(c)	enforcement of any Security over any assets of the Borrower,

or any analogous procedure or step is taken in any jurisdiction.

Clause 15.6(a) shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within thirty (30) days of commencement.

15.7	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution affects any material asset or assets of the Borrower and is not discharged within 30 days.

15.8	Unlawfulness

It becomes unlawful for the Borrower to perform any of its obligations under the Finance Documents.

15.9	Repudiation

The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance Document to which it is a party..

15.10	Material adverse change

An event occurs which has or would reasonably be likely to have a Material Adverse Effect.

15.11	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes arising out of or in connection with the Merger, the Acquisition Documents or the Finance Documents are commenced against the Lender or its assets.

15.12	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Borrower:

(a)	cancel the Commitment whereupon it shall immediately be cancelled; and/or
(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents, be immediately due and payable, whereupon they shall become immediately due and payable; and/or
(c)	declare that the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Lender; and/or
(d)	exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

Section 8

CHANGES TO PARTIES

16.	Changes to the Parties
16.1	Changes to the Borrower

The Borrower may not assign or transfer any of its rights and/or obligations under the Finance Documents, except with the prior written consent of the Lender.

16.2	Assignments and transfers by the Lender
(a)	The Lender may assign or transfer any of its rights and/or obligations under the Finance Documents to any other person, provided that the written consent of the Borrower is required for any such assignment or transfer by the Lender unless such assignment or transfer is to an Affiliate of the Lender or a fund which is managed or advised by an Affiliate of the Lender or where an Event of Default has occurred and is continuing at the time of such transfer.
(b)	Any assignment or transfer will only be effective after the Lender provides written notice of such assignment or transfer and the effective date thereof to the Borrower.
17.	Disclosure of Information

The Lender may disclose to any of its Affiliates or a fund which is managed or advised by an Affiliate of the Lender and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this clause is made aware in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

Section 9

ADMINISTRATION

18.	Payment Mechanics
18.1	Payments to the Lender

On each date on which the Borrower is required to make a payment under a Finance Document, the Borrower shall make the same available to the Lender for value on the due date at the time and to such account with such bank as the Lender specifies.

18.2	No set-off by the Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

18.3	Business Days
(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).
(b)	During any extension of the due date for payment of any principal under paragraph (a) above, interest is payable on the principal at the rate payable on the original due date.
18.4	Currency of account
(a)	Subject to paragraphs (b) and (c) below, U.S. Dollar is the currency of account and payment for any sum due from the Borrower and the Personal Guarantors under any Finance Document to which it is a party.
(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(c)	Any amount expressed to be payable in a currency other than U.S. Dollar shall be paid in that other currency.
18.5	Partial payments
(a)	If a payment received or recovered by the Lender under or in connection with any Finance Document is insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, such payment shall be applied by the Lender towards the obligations of the Borrower under the Finance Documents in the following order:
(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender under the Finance Documents;
(ii)	secondly, in or towards payment pro rata of any accrued interest (other than as provided in (i) above) due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and
(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.
(b)	The Lender may at any time at its discretion vary the order set out in paragraph (a) above.
(c)	Paragraphs (a) and (b) above will override any appropriation made by the Borrower.
19.	Set-Off

The Lender may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a reasonable market rate of exchange in its usual course of business for the purpose of the set-off.

20.	Notices
20.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

20.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower, that identified with its name on the signature page below; and
(b)	in the case of the Lender, that identified with its name on the signature page below,

or any substitute address, email address and fax number or department or officer as one Party may notify to each other Party by not less than five (5) Business Days’ notice.

20.3	Delivery
(a)	Subject to paragraph (b) below, any communication or document made or delivered by one person to another under or in connection with the Finance Documents will be effective:
(i)	if by way of fax, only when received in legible form; or

(ii)	if by way of letter, only when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address.

and, if a particular department or officer is specified as part of its address details provided under Clause 20.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to a Party will be effective only when actually received by that Party and then only if it is expressly marked for the attention of the department or officer identified with that applicable Party’s signature below (or any substitute department or officer as that relevant Party shall specify for this purpose).
20.4	English language
(a)	Any notice given under or in connection with any Finance Document must be in English.
(b)	All other documents provided under or in connection with any Finance Document must be:
(i)	in English; or
(ii)	if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.
21.	Calculations and Certificates
21.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with this Agreement, the entries made in the accounts maintained by the Lender are conclusive evidence of the matters to which they relate unless there is gross and manifest error.

21.2	Certificates and determinations

Any certification or determination by the Lender of a rate or amount under this Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

21.3	Day count convention

Any interest, commission or fee accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the market differs, in accordance with that market practice.

22.	Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

23.	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

24.	Amendments and Waivers

Any term of this Agreement may be amended or waived only in writing by the Borrower and the Lender.

25.	Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Party by facsimile or by electronic mail in .pdf format, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement.

Section 10

GOVERNING LAW AND DISPUTE RESOLUTION

26.	Governing Law

This Agreement is governed by the laws of Hong Kong.

27.	Enforcement
(a)	The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a “Dispute”).
(b)	The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.
(c)	This Clause 27 is for the benefit of both Parties. As a result, each Party shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, each Party may take concurrent proceedings in any number of jurisdictions.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
Conditions Precedent

1.	The Borrower
(a)	A certified copy of the constitutional documents and certificates of good standing or equivalent documents of the Borrower.
(b)	A copy of the resolutions of the board of directors of the Borrower prior to the date of this Agreement:
i.	Approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party, and resolving that it execute the Finance Documents to which it is a party;
ii.	Authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and
iii.	Authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including the Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.
(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (c) above.
(d)	A certificate of the Borrower in the Agreed Form (signed by a director) confirming that:
i.	Borrowing the Commitment would not cause any borrowing, securing or similar limit binding on it to be exceeded or otherwise violate any contract or applicable law to which its assets are bound; and
ii.	Each copy of the document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.
2.	The Acquisition Documents and Finance Documents
(a)	A copy of each Acquisition Document, each in the Agreed Form, duly executed and delivered by all parties thereto.
(b)	A copy of each requisite resolution of the board of directors or shareholders of the Target and Borrower (if there is any required by any applicable law or organizational document of the Target or the Borrower) necessary for the authorization of the Acquisition Documents, the performance of all obligations thereunder and the transactions contemplated thereby, including the Merger.
(c)	The Finance Documents (together with any ancillary documents relating thereto), each duly executed and delivered by all parties thereto.

3.	The Acquisition
(a)	Evidence to the reasonable satisfaction of the Lender that Schedule 13E-3 has been filed and any comment from the U.S. Securities and Exchange Commission has been cleared.
(b)	A certificate of the Target in the Agreed Form (signed by a director) confirming that the Target will file the Articles of Merger (in the Agreed Form) with the Nevada Secretary of State as soon as practicable but in any event no later than 3 Business Days after the drawdown of the Loan.

Schedule 2
Utilisation Request for the Loan

From: Eastlake Capital Limited

To: Primelink Investment Limited

Dated:

Dear Sirs

Eastlake Capital Limited – US$14,000,000 Facility Agreement

dated __________ 2015 (the “Facility Agreement”)

1.	We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement shall have the same meaning in this Utilisation Request.
2.	We wish to borrow the Loan on the following terms:
Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)
Amount:	US$ [ ]
3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.
4.	The proceeds of the Loan should be credited direct to [account].
5.	This Utilisation Request is irrevocable.

Yours faithfully

…………………………………

authorised signatory for

EASTLAKE CAPITAL LIMITED

SIGNATURE PAGE

Borrower

EASTLAKE CAPITAL LIMITED

By: /s/ Nengbin Fang

Name:	Nengbin Fang
Title:	Director
Address:	No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province 311215, People’s Republic of China
Telephone:	+86 571 8283 8770
Facsimile:	+86 571 8283 1016
Email:	fnb@sdgroup.cn
Attn:	Nengbin Fang

[SIGNATURE PAGE TO THE FACILITY AGREEMENT]

Lender

PRIMELINK INVESTMENT LIMITED

By: /s/ Pang Ka Mi Susie

Name: Pang Ka Mi Susie

Title:	Director
Address:	190 Elgin Avenue, George Town, Grand Cayman KY 1-9005, Cayman Islands

With a copy to

RAISSON CAPITAL ADVISORS (HK) LIMITED

Address:	Suite 1701, One Exchange Square, 8 Connaught Place, Central, Hong Kong
Telephone:	+852 2801 6988
Facsimile:	+852 2801 4882
Attn:	Director

[SIGNATURE PAGE TO THE FACILITY AGREEMENT]